December 14, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       PREDEX (1933 Act File No. 333-186987, 1940 Act File No. 811-22808)

Dear Sir/Madam:

On behalf of PREDEX (the "Fund"), we hereby electronically file, Post-Effective Amendment No. 4 under the Securities Act of 1933 to the Fund’s Registration Statement on Form N-2. The Amendment is filed pursuant to Rule 486(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to designate shares of the Fund as Class I shares and register Class T and W shares as well as update certain disclosures in the Prospectus and Statement of Additional Information.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Parker Bridgeport

4845-0417-3903.4